Result of FY2010 1st Board of Directors Meeting

Agenda 1
Resolution of Board of Directors Regarding the Annual General Meeting of Shareholders

1. Resolution Date: January 14, 2010
2. Proposed General Meeting Date: 9:00(AM), February 26, 2010(Seoul Time)
3. Proposed General Meeting Place: POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea

Agenda 2
Resolution of the Board of Directors Regarding the Dividend Payment

Year-End Cash Dividends per Share	6,500
Dividend Payout Ratio (%)	1.07
Record Date	December 31 , 2009
Proposed Dividend Payment Date	March 10 , 2010
Total Annual Dividend(KRW)	500,713,707,000
Annual Dividend per Share(KRW)	8,000
— Year-End Dividend(KRW)	6,500
— Interim Dividend(KRW)	1,500